

Mail Stop 7010

September 5, 2008

*Via U.S. Mail and Facsimile*

Sotirios J. Vahaviolos, Ph.D.
Chairman, President and Chief Executive Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton, NJ 08550

> **Re:  Mistras Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on August 26, 2008**
> **File No. 333-151559**

Dear Mr. Vahaviolos:

We have reviewed your filing and have the following comments.

Summary, page 1

1.      We note your response to prior comment 5.  In the event that executive officers and directors do take part in the resale, please disclose that and identify them in this section.

Consolidated Results of Operations, page 39

2.      We note your updated disclosures in response to our prior comment 15; however, there continues to be discussions where you cite multiple factors for changes in your results but do not quantify those individual factors.  For instance, within your Software and Products segment discussion on page 44 you indicate that segment revenue increased due to increased sales of your Plant Condition Management System enterprise software, product sales to your international segment for resale and sales of your new products but you do not quantify each of these factors.  Additionally, within your International segment discussion of revenues on page 45 you indicate that the increase in revenues results from various factors which both increased and offset those increases, but you do not quantify the impact of each of those factors.  Please further enhance your disclosures to quantify the impact of each factor you have identified.

Liquidity and Capital Resources
Cash Balance and Credit Facility Borrowings, page 46

3.      We note that you will fax to us the information that you indicated would provided under a separate cover.  Upon our review of that information we may have further comments.

Business, page 54

4.      Please identify any customers who accounted for 10% or more of your revenues pursuant to Item 101(c)(1)(vii) of Regulation S-K.

Compensation Discussion and Analysis, page 76

5.      Please disclose and quantify what financial performance of the respective groups the bonuses of named executive officers other than Dr. Vahaviolos and Mr. Peterik were based upon. Currently, it is not clear what the bonuses for these other officers are based on. Please also disclose any targets for customer base growth, customer retention and acquisitions. Otherwise, please disclose how you evaluate this information in connection with bonuses.

Acquisition of Envirocoustics A.B.E.E., page 83

6.      We note your response to prior comment 22 from our letter dated July 9, 2008. Please more clearly demonstrate to us how you determined that the effect of the adjustments to properly account for the transaction of entities under common control is immaterial. Specifically address why the effect is to increase property plant and equipment, goodwill and the value of the preferred shares.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies – Revenue Recognition, page F-9

7.      With reference to your last statement under the caption, Software, please clarify what you mean by "...the Company applies the rules as noted *above*." We assume you are referring to your accounting for multiple-element arrangements as discussed *below* your current discussion. Please revise to clarify.

8.      We note your revised disclosure under the caption, Products, which indicates that product sales are recognized when risk of loss and title pass to the customer, which is generally upon delivery. Please identify the situations in which you recognize revenue other than at delivery and quantify the related amount of revenue recognized for each period presented.

8. Acquisitions, page F-16

9.      Please provide the pro forma financial information required by paragraph 54 of SFAS 141 or clarify for readers that the pro forma impact is not material.

14. Commitments and Contingencies – Litigation, page F-22

10.     We note your disclosures on pages 11 and 16 that certain Conam incidents have resulted in material legal fees and will likely result in certain fines. Please discuss these incidents herein in the context of SFAS 5, including providing the disclosures required by paragraphs 9 and 10

of SFAS 5.

## 17. Preferred Stock, page F-25

11.    We note your updated disclosure on page F-26 indicating that Class B preferred share redemption price was based on the Class B IRR Amount through May 31, 2007 and the Class A preferred share redemption price based on the Class A IRR Amount through May 31, 2007. Please expand your disclosures to clearly indicate how the redemption price was determined subsequent to May 31, 2007.  In this regard, we assume that redemption price subsequent to May 31, 2007 was based on fair value.  Accordingly, please also expand your disclosures to indicate how you determined the fair value of each class of preferred stock and address why there appears to be such a significant difference in the fair values of the Class A and Class B preferred shares as of May 31, 2008.  Your discussion of fair value should address the fact that both the Class A and Class B preferred shares are convertible into common stock on a one for one basis and will be converted upon your IPO.

******

As appropriate, please amend your registration statement in response to these comments.  You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc:    Andrew C. Freeman, Esq.
Fulbright & Jaworski